

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

June 3, 2009

Richard Forkey
Precision Optics Corporation, Inc.
22 East Broadway
Gardner, Massachusetts  01440

> **Re:    Precision Optics Corporation, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 26, 2009**
> **File No. 333-156258**

Dear Mr. Forkey:

We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

1.      Please tell us what you know about the causes of the spikes in price and volume that the market for your stock experienced in April of this year.

Fee Table

2.      We note your response to prior comment 2 that Mr. Pitlor has waived his rights pursuant to the registration rights agreement as it relates to this registration statement.  With a view toward disclosure, please tell us the effect of Mr. Pitlor's waiver relating only to this registration statement; for example, will you file another registration statement for this offering soon?  Do or will you owe Mr. Pitlor damages at some point?  Also, please file the waiver as an exhibit.

Richard Forkey
Precision Optics Corporation, Inc.
June 3, 2009
Page 2

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3617 with any questions.

Sincerely,


Russell Mancuso
Branch Chief

cc (via fax): Amy M. Trombly, Esq.